FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                   Pursuant to Rule 13a-16 or 15d-16 under the
                         Securities Exchange Act of 1934

                         For the month of November 2002

                         Commission File Number 1-14636

                            ABITIBI-CONSOLIDATED INC.
                              1155 Metcalfe Street
                                    Suite 800
                                Montreal, Quebec
                                 Canada H3B 5H2
                    (Address of principal executive offices.)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F |_|           Form 40-F |X|.

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes |_|                 No |X|.

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ABITIBI-CONSOLIDATED INC.


      November 19, 2002            /s/ Jacques Vachon
                                   ---------------------------------------------
                                   By:  Jacques Vachon
                                   Its: Senior Vice President, Corporate Affairs
                                        and Secretary